Exhibit 12.1

Ratio of Earnings to Fixed Charges

December 31 (in millions, except for ratios)	2015	2014	2013	2012	2011
Fixed charges:
Interest expense including amortization of debt discount	$394	$282	$278	$276	$252
Interest capitalized to properties	14	15	13	15	11
Interest income	1	4	5	3	3
Portion of rentals representing an interest factor	11	9	11	13	13
Total fixed charges	$420	$310	$307	$307	$279
Earnings available for fixed charges:
Income before income tax expense	$1,959	$2,038	$1,125	$636	$697
Amortization of interest capitalized to properties	15	14	14	14	13
Fixed charges	420	310	307	307	279
Equity earnings net of distributions	(9)	(7)	2	(2)	(4)
Interest capitalized to properties	(14)	(15)	(13)	(15)	(11)
Earnings available for fixed charges	$2,371	$2,340	$1,435	$940	$974
Ratio of earnings to fixed charges	5.6	7.5	4.7	3.1	3.5